UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CUI Global, Inc. (CUI)

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

126576206

(CUSIP Number)

Brandon S. Martin, Sr.

Reach Construction Group, LLC

2400 Reliance Avenue Suite B

Apex, NC 27539

Attention: Brandon S. Martin, Sr

(919) 267-9935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street

Clearwater, Florida 33756

April 1, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 0001810074	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Brandon S. Martin, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER 2,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,000,000
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 0001810074	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.001 per share, of CUI Global, Inc., a Colorado corporation (the "Issuer") having its principal executive offices 20050 SW 112th Avenue, Tualatin, Oregon 97062.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (c)	This Statement is filed by the following person ("Reporting Person"):

Brandon S. Martin, Sr. whose business address is 2400 Reliance Avenue Suite B, Apex, NC 27539

(d)

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the USA.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective April 1, 2020, the Reporting Person, as Seller, conveyed to CUI Global, Inc., as Purchaser, all right, title and interest in a North Carolina limited liability company in consideration for 2,000,000 restricted common shares of CUI Global, Inc. and additional consideration. No specific value was provided in the closing documents; however, the closing price per share of CUI Global, Inc. common stock on the date of closing, the date the stock was issued to the Reporting Person was $0.76 per share.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the interests in CUI Global, Inc. solely for investment purposes.

Other than as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

SCHEDULE 13D

CUSIP No. 0001810074	Page 4 of 5 Pages

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.

Causing a class securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Person may make additional purchases of Common Stock, either in the open market or in private transactions, including the exercise of options, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Person’s own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of his investment in the Common Stock, although he has no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Mr. Martin, the Reporting Person, prior to April 1, 2020, had no prior ownership interest in CUI Global, Inc., either directly or indirectly. The Reporting Person has agreed to not remove the restrictive legend fron the restricted common stock and to not convey any of the said for one year from April 1, 2020.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3 and 5 above, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Equity Purchase Agreement (incorporated herein from Form 8-K for event dated April 1, 2020, filed on April 6, 2020).

SCHEDULE 13D

CUSIP No. 0001810074	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 23, 2020

/s/ Brandon S. Martin, Sr.
Brandon S. Martin, Sr.